SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2013

Commission File Number 1-33208

HANWHA SOLARONE CO., LTD.

Rooms 605-606, Yongda International Tower

2277 Longyang Road

Shanghai 201204

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes  ☐            No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes  ☐            No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    )

Hanwha SolarOne Co., Ltd. (the “Registrant”) is furnishing under the cover of Form 6-K/A: this amendment of the Registrant’s current report on Form 6-K originally filed on November 15, 2013, in order to add the XBRL exhibits to the Registrant previously filed financial statements, which remain unchanged.

Exhibit 99.1 Management’s Discussion and Analysis of Financial Condition and Results of Operations for the nine months ended September 30, 2013, which is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 (File No. 333-192049).

Exhibit 99.2 Unaudited Interim Condensed Consolidated Financial Statements for the nine months ended September 30, 2013, which is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 (File No. 333-192049).

EX-101.INS	XBRL Taxonomy Instance Document
EX-101.SCH	XBRL Taxonomy Extension Schema Document
EX-101.CAL	XBRL Taxonomy Calculation Linkbase Document
EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
EX-101.LAB	XBRL Taxonomy Label Linkbase Document
EX-101.PRE	XBRL Taxonomy Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HANWHA SOLARONE CO., LTD

Date: November 18, 2013	By:	/s/ Ki-Joon HONG
		Name:	Ki-Joon HONG

		Title:	Chief Executive Officer